Filed Pursuant to Rule 253(g)(2)

File No. 024-11354

SUPPLEMENT NO. 3 TO OFFERING CIRCULAR DATED APRIL 1, 2021

IDENTIFYSENSORS BIOLOGICS, INC.

MAXIMUM OFFERING: $50,000,000

MINIMUM OFFERING: $0

IdentifySensors Biologics Corp.

20600 Chagrin Boulevard, Suite 450

Shaker Heights, Ohio 44122

(216) 543-3031

www.identifysensors.com.

July 7, 2021

This Post-Qualification Offering Circular Supplement No. 3 (this “Offering Circular Supplement No. 3”) amends the offering circular of IdentifySensors Biologics, Inc., dated February 25, 2021, as qualified on March 4, 2021, and as may be amended and supplemented from time to time (the “Offering Circular”), to add, update and/or replace information contained in the Offering Circular as expressly set forth herein. Unless otherwise defined below, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular. See “Incorporation by Reference of Offering Circular” below.

Incorporation by Reference of Offering Circular

The Offering Circular, including this Offering Circular Supplement No.3, is part of an offering statement (File No. 024-11354) that we filed with the Securities and Exchange Commission (the “Commission”). We hereby incorporate by reference into this Offering Circular Supplement No. 3 all of the information contained in Part II of the Offering Circular. Please note that any statement that we make in this Offering Circular Supplement No. 3 (or have made in the Offering Circular) will be modified or superseded by any inconsistent statement made by us in a subsequent offering circular supplement or post-qualification amendment.

The purpose of this Offering Circular Supplement No. 3 is to disclose:

•	The Company has terminated Athena, Inc. dba Manhattan Street Capital which will no longer provide investor services to the Company; and

•	The Company has entered into an SaaS Services Agreement with Novation Solutions, Inc. operating as Dealmaker (“Dealmaker”).

Dealmaker will provide the following services to the Company and will paid the fees set forth below:

–	Creation of a deal portal for the Regulation A Offering, including setup of subscription documents, enable payment networks, train users ($5,000);
–	Track, signing and reconciliation of transactions and shareholder engagement tracking ($1,250 monthly);
–	Electronic signature gathering ($15 per transaction);
–	Payment reconciliation ($15 per transaction);
–	Payment processing (varies based upon method of payment); and
–	Anti-Money Laundering services ($2.50 per individual, $25.00 per entity).

As of July 1, 2021, the Company has sold 188,168 shares of Common Stock in the Regulation A Offering for gross proceeds of $758,592.

Except as expressly set forth herein, the Company’s offering of Common Stock, as described in the Offering Circular, as amended or otherwise supplemented by the Company’s public reports filed with the Securities and Exchange Commission and available at the Commission’s website, www.sec.gov, which the Company incorporates by reference in the Offering Circular, remains unchanged.

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